Stuart A. Spence Executive Vice President & Chief Financial Officer 757 N. Eldridge Parkway Houston, Texas 77079

Via Edgar

April 17, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kevin Stertzel

Re:	McDermott International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 1-08430

Ladies and Gentlemen:

We have received the Staff’s comment letter dated April 13, 2015 with respect to the McDermott International, Inc. Annual Report on Form 10-K for the year ended December 31, 2014. The comment letter requests McDermott to provide its written responses to the Staff within 10 business days or to tell the Staff when it will provide a response. McDermott is in the process of preparing its response to the comment letter, but is hereby requesting an extension of time to complete its response to the Staff’s comments due to the timing of management team travel schedules. McDermott expects to provide its responses to the comment letter by no later than May 11, 2015.

If you have any questions or require any additional information with respect to the matters included within this letter, please do not hesitate to contact the undersigned at (281) 870-5901.

Sincerely yours,

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ Stuart A. Spence
Stuart A. Spence
Executive Vice President and Chief Financial Officer